SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                              Silgan Holdings Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   827048109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 27, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827048109                     13G                 Page 2  of  9  Pages
--------------------                                            ---    ---


-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|

                                                                        (b)|_|
-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                      5.     SOLE VOTING POWER             -0-
      NUMBER OF
        SHARES        ---------------------------------------------------------
     BENEFICIALLY     6.     SHARED VOTING POWER           -0-
       OWNED BY
         EACH         ---------------------------------------------------------
      REPORTING       7.     SOLE DISPOSITIVE POWER        -0-
     PERSON WITH
                      ---------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER      -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              |_|
         CERTAIN SHARES*

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 827048109                     13G                 Page 3  of  9  Pages
--------------------                                            ---    ---


   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
                      5.     SOLE VOTING POWER             -0-
      NUMBER OF
        SHARES        ---------------------------------------------------------
     BENEFICIALLY     6.     SHARED VOTING POWER           -0-
       OWNED BY
         EACH         ---------------------------------------------------------
      REPORTING       7.     SOLE DISPOSITIVE POWER        -0-
     PERSON WITH
                      ---------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER      -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             |_|
         CERTAIN SHARES*

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 827048109                     13G                 Page 4  of  9  Pages
--------------------                                            ---    ---

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|

                                                                   (b)|_|
-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                      5.     SOLE VOTING POWER             -0-
      NUMBER OF
        SHARES        ---------------------------------------------------------
     BENEFICIALLY     6.     SHARED VOTING POWER           -0-
       OWNED BY
         EACH         ---------------------------------------------------------
      REPORTING       7.     SOLE DISPOSITIVE POWER        -0-
     PERSON WITH
                      ---------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER      -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              |_|
         CERTAIN SHARES*

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Silgan Holdings Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     4 Landmark Square, Stamford, Connecticut 06901

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of the persons identified below (the "Reporting Persons"). In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         Morgan Stanley Dean Witter & Co. ("MSDW")

         Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.")

         The Morgan Stanley Leveraged Equity Fund, L.P. ("MSLEF II, L.P.")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSLEF II, Inc. and MSLEF II, L.P. is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

         The citizenship of MSDW, MSLEF II, Inc. and MSLEF II, L.P. is Delaware.

Item 2(d).  Title of Class of Securities:

         This statement relates to the Company's Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).  CUSIP Number:

         827048109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)   |_|  Broker or dealer registered under Section 15 of the
                    Exchange Act;

         (b)   |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)   |_|  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

         (d)   |_|  Investment company registered under Section 8 of the
                    Investment Company Act;

         (e)   |_|  An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E);

         (f)   |_|  An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

         (g)   |_|  A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

         (h)   |_|  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)   |_|  A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

          This is the Reporting Persons' final amendment to the Schedule 13G and is an exit filing.

          As of February 27, 2002, the Reporting Persons no longer beneficially own any Shares.

          MSDW is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b)  Percent of class:


     Morgan Stanley Dean Witter & Co.                   0% of the Common Shares

     Morgan Stanley Leveraged Equity Fund II, Inc.      0% of the Common Shares

     The Morgan Stanley Leveraged Equity Fund II,       0% of the Common Shares
     L.P.


-------------------

(c)  Number of shares as to which such person has:

                                                                                   (iii)                       (iv)
                                   (i)                    (ii)            Sole power to dispose or    Shared power to dispose
                         Sole power to vote or    Shared power to vote    to direct the disposition      or to direct the
                          to direct the vote      or to direct the vote             of                    disposition of
                         ---------------------    ---------------------   -------------------------   -----------------------

Morgan Stanley Dean               - 0 -                   - 0 -                    - 0 -                       - 0 -
Witter & Co.

Morgan Stanley                    - 0 -                   - 0 -                    - 0 -                       - 0 -
Leveraged Equity Fund
II, Inc.

The Morgan Stanley                - 0 -                   - 0 -                    - 0 -                       - 0 -
Leveraged Equity Fund
II, L.P.


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.   Identification and Classification of Members of the Group.

     Not applicable

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                            Date: February 27, 2002

                            MORGAN STANLEY DEAN WITTER & CO.


                            By: /s/ Peter Vogelsang
                               -----------------------------------------------
                               Name:    Peter Vogelsang
                               Title:   Authorized Signatory


                            MORGAN STANLEY LEVERAGED EQUITY
                            FUND II, INC.


                            By: /s/ Peter Vogelsang
                               -----------------------------------------------
                               Name:    Peter Vogelsang
                               Title:   Secretary


                            THE MORGAN STANLEY LEVERAGED EQUITY
                            FUND II, L.P.
                            By: Morgan Stanley Leveraged Equity Fund II, Inc.
                                   as General Partner


                            By: /s/ Peter Vogelsang
                               -----------------------------------------------
                               Name:    Peter Vogelsang
                               Title:   Secretary

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Silgan Holdings Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 27, 2002.

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.


MORGAN STANLEY DEAN WITTER & CO.


By:   /s/ Peter Vogelsang
     ----------------------------------------------
     Name:     Peter Vogelsang
     Title:    Authorized Signatory


MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.


By:   /s/ Peter Vogelsang
     ---------------------------------------------
     Name:     Peter Vogelsang
     Title:    Secretary


THE MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P.
By: Morgan Stanley Leveraged Equity Fund II, Inc.
       as General Partner


By:   /s/ Peter Vogelsang
     ---------------------------------------------
     Name:     Peter Vogelsang
     Title:    Secretary